Filed by AstraZeneca PLC This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 Subject Company: Alexion Pharmaceuticals, Inc. (Commission File No. 000-27756) Date: June 30, 2021 LETTER OF TRANSMITTAL ELECTION FORM MERGER BETWEEN ALEXION PHARMACEUTICALS, INC. AND ASTRAZENECA PLC Pursuant to the terms of the Agreement and Plan of Merger, dated December 12, 2020 (the “Merger Agreement”), by and among Alexion Pharmaceuticals, Inc. (“Alexion”), AstraZeneca PLC (“AstraZeneca”), AstraZeneca Rare Disease Holdings Inc., f/k/a Delta Omega Sub Holdings Inc., Delta Omega Sub Holdings Inc. 1 and Delta Omega Sub Holdings LLC 2, each share of common stock, par value $0.0001 per share, of Alexion issued and outstanding (other than certain excluded shares as described in the Merger Agreement) that each Alexion stockholder owns will be converted into the right to receive (1) 2.1243 American depositary shares of AstraZeneca (“AstraZeneca ADSs”) (or, at the election of such Alexion stockholder, 1.06215 ordinary shares of AstraZeneca (“AstraZeneca Ordinary Shares” and such election, the “Ordinary Share Election”)) and (2) $60.00 in cash, without interest (collectively, as the “Merger Consideration”). For a full discussion of the merger, the Merger Consideration and the effect of this election, see (i) the Proxy Statement/Prospectus dated April 12, 2021 (the “Proxy Statement”) and (ii) the accompanying Questions and Answers. This election is expressly subject to the terms of the Proxy Statement and the Merger Agreement. You are receiving this Election Form because, under the terms of the Merger Agreement, you are permitted to make an Ordinary Share Election to elect to receive AstraZeneca Ordinary Shares in lieu of AstraZeneca ADSs. If you want to receive AstraZeneca Ordinary Shares for the share consideration portion of the Merger Consideration to which you are entitled under the Merger Agreement, complete and return this Election Form as instructed below. If you do not make an Ordinary Share Election or you fail to timely return this Election Form, you will receive 2.1243 AstraZeneca ADSs for each issued and outstanding share of Alexion common stock. You will receive $60.00 in cash, without interest, for each issued and outstanding share of Alexion common stock regardless of the type of AstraZeneca share you receive. DESCRIPTION OF SHARES SURRENDERED (Please fill in. Attach separate schedule if needed) Certificate No(s) Number of Shares Name(s) and Address of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections

TOTAL SHARES

THE ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON JULY 14, 2021. THIS ELECTION FORM MUST BE COMPLETED, SIGNED, AND RECEIVED BY THE EXCHANGE AGENT NO LATER THAN THIS TIME. The undersigned hereby elects to receive the following as share consideration for the undersigned’s shares of Alexion common stock, with such election to be irrevocable following the election deadline. (Please check the box to indicate your election.) Ordinary Share Election – All shares of Alexion common stock I own converted into the share consideration of 1.06215 AstraZeneca Ordinary Shares per share of Alexion common stock. Note: If you are a registered stockholder, making this election will result in you receiving a physical certificate issued by Equiniti in the United Kingdom. If you hold your shares with a bank or broker and you wish to make this election, you must specify the CREST Participant ID (Max 5 Alpha/numeric) and CREST Member A/c ID (Max 8 Alpha/numeric) or “undesignated” to have your shares delivered to your bank/brokerage account in the United Kingdom. Only check this box if you wish to make an Ordinary Share Election and receive AstraZeneca Ordinary Shares as your share consideration. If you wish to receive AstraZeneca ADSs as your share consideration, you should not check this box. Non-Election – Your Alexion common stock will be deemed non-election shares if: • • No choice is indicated above; You fail to follow the instructions on this Election Form (including failing to provide all information required) or otherwise fail properly to make an election; or A completed Election Form is not actually received by the exchange agent by the Election Deadline. • If your Alexion shares are deemed non-election shares, you will receive AstraZeneca ADSs as your share consideration without regard to your preference. The Exchange Agent is: American Stock Transfer & Trust Co, LLC By Mail, Hand or Overnight Courier: American Stock Transfer & Trust Co, LLC 6201 15th Avenue Brooklyn, NY 11219 Attention: Corporate Actions (877) 248-6417 or (718) 921-8317 The Information Agent is: D.F. King & Co., Inc. 48 Wall Street 22nd Floor New York, NY 10005 Banks and Brokers Call: (212) 269-5550 All Others Please Call Toll-Free: (800) 967-5071 Email: alexion@dfking.com

LOST CERTIFICATES; SPECIAL PAYMENT AND SPECIAL DELIVERY INSTRUCTIONS IF YOU ARE A REGISTERED STOCKHOLDER, YOU MUST SIGN IN THE BOX BELOW AND FILL OUT AND SIGN THE IRS FORM W-9 ATTACHED HERETO or for the account of a participant in the Securities Transfer Agent’s Medallion York Stock Exchange Medallion Signature Program (“MSP”) (an “Eligible SIGNATURE(S) GUARANTEED (IF REQUIRED) Unless the shares are tendered by the registered holder(s) of the common stock, Program (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New Institution”), the signature(s) must be guaranteed by an Eligible Institution. Authorized Signature _ Name of Firm Address of Firm - Please Print SIGNATURE(S) REQUIRED Signature(s) of Registered Holder(s) or Agent Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. Registered Holder Registered Holder Title, if any Date: Phone No.: Email Address: SPECIAL PAYMENT INSTRUCTIONS SPECIAL DELIVERY INSTRUCTIONS Complete ONLY if the check is to be issued in a name which differs from the name on the surrendered certificate(s). Issue to: Name: Address: (Please also complete IRS Form W-9 included in this Election Form) Complete ONLY if check is to be mailed to some address other than the address reflected above. Mail to: Name: Address: Please check here if address change is permanent. Check this box if your certificate(s) has been lost, stolen, misplaced or mutilated.

QUESTIONS AND ANSWERS ABOUT THE ELECTION The following are brief answers to certain questions that you, as a stockholder of Alexion, may have regarding the Election Form. You are urged to carefully read the Proxy Statement and the other documents referred to in the Proxy Statement (see the Proxy Statement published on the Alexion website at https://ir.alexion.com/node/23406/html) in their entirety because this Q&A may not provide all the information that is important to you regarding these matters. Q: Can I elect to receive AstraZeneca Ordinary Shares rather than AstraZeneca ADSs? A: Yes. Each Alexion stockholder has the option to make an election to receive AstraZeneca Ordinary Shares instead of AstraZeneca ADSs for all (but not less than all) of their shares of Alexion common stock, which shares will serve as the share consideration portion of the Merger Consideration. In order to elect to receive AstraZeneca Ordinary Shares, your election must be received by the exchange agent prior to the election deadline. The deadline for making an Ordinary Share Election is 5:00 P.M., Eastern Time, on July 14, 2021. If you hold your shares with a bank or broker, they will have an earlier deadline. If you are a registered stockholder, making an Ordinary Share Election will result in you receiving a physical certificate issued by Equiniti in the United Kingdom. If you hold your shares with a bank or broker and wish to make an Ordinary Share Election, you must specify the CREST Participant ID (Max 5 Alpha/ numeric) and CREST Member A/c ID (Max 8 Alpha/numeric) or “undesignated” to have your shares delivered to your bank/brokerage account in the United Kingdom. If the election deadline is delayed or otherwise moved to a later date, AstraZeneca and Alexion will promptly announce any such delay and, when determined, the rescheduled election deadline. Neither AstraZeneca nor Alexion is making any recommendation as to whether Alexion stockholders should make an Ordinary Share Election. You must make your own decision with respect to such Ordinary Share Election. If an Alexion stockholder does not return a properly completed and timely Election Form, such Alexion stockholder will be deemed not to have made an Ordinary Share Election. Alexion stockholders who do not make an Ordinary Share Election will receive AstraZeneca ADSs for their shares of Alexion common stock. For more information, please see the section titled “The Merger Proposal—Merger Consideration—Ordinary Share Election of Share Consideration” beginning on page 52 of the Proxy Statement (see the Proxy Statement published on the Alexion website at https://ir.alexion.com/node/23406/html). Q: What are the important differences between an AstraZeneca Ordinary Share and an AstraZeneca ADS? A: Each AstraZeneca ADS represents a beneficial interest in 0.5 AstraZeneca Ordinary Shares. Other key differences include: AstraZeneca ADSs trade in U.S. dollars on the NASDAQ Global Select Market (“Nasdaq”), while AstraZeneca Ordinary Shares trade in the pound sterling on the London Stock Exchange plc (the “LSE”) (AstraZeneca Ordinary Shares also trade as a secondary listing in Swedish krona on the Nasdaq Stockholm). The overall value of your entitlement is the same regardless of any election, subject to currency fluctuations; cash dividends paid in U.S. dollars in respect of AstraZeneca ADSs will be subject to any applicable fees, charges and expenses incurred by the depositary bank in connection with the distribution thereof without the consent of AstraZeneca, while no such fee is payable by holders of AstraZeneca Ordinary Shares that receive cash dividends in pound sterling; and holders of AstraZeneca ADSs vote the underlying AstraZeneca Ordinary Shares by instructing the depositary bank how to vote the corresponding AstraZeneca Ordinary Shares, while holders of AstraZeneca Ordinary Shares vote directly at any general meetings.

A holder of an AstraZeneca ADS may at any time exchange such holder’s AstraZeneca ADSs for AstraZeneca Ordinary Shares, subject to certain limitations. For a more detailed discussion about AstraZeneca Ordinary Shares and AstraZeneca ADSs, see the description of AstraZeneca’s Ordinary Shares and AstraZeneca ADSs contained in Exhibit 2.1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on February 16, 2021, which is incorporated by reference into the Proxy Statement (see the Proxy Statement published on the Alexion website at https://ir.alexion.com/node/23406/html). Q: Can Alexion stockholders revoke their Ordinary Share Election after submitting an initial Ordinary Share Election? A: Yes, subject to the following circumstances. Any record holder of Alexion common stock who has delivered a duly completed Election Form to the exchange agent, may, at any time prior to the election deadline, revoke such holder’s Ordinary Share Election only by written notice received by the exchange agent prior to the election deadline. If you hold your shares with a bank or broker, you will need to contact them directly. Q: Can Alexion stockholders sell their shares after submitting an initial Ordinary Share Election? A: Yes, subject to the following circumstances. Alexion stockholders who have made an Ordinary Share Election will be able to sell or transfer their shares after making an Ordinary Share Election, as long as the Ordinary Share Election is properly revoked before the election deadline or if the Merger Agreement is terminated.

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

► Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See **Specific Instructions** on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ► ________

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ►

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ►** **Date ►**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Page 2 FormW-9 (Rev.i0-20i8) By signing the filled-out form, you 1 Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are aU S exempt payee If applicable, you are also certifying that as aU S person, your allocable share of any partnership income from aU S trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct See What is FATCA reporting, later, for further information Note:If you are a US person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered aU S person if you are • An individual who is a U.S. citizen or U.S.resident alien: • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States: • An estate (other than a foreign estate), or • A domestic trust (as defined in Regulations section 301 7701-7) Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore,if you are aU S person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your US status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. • In the case of a disregarded entity with aU S owner.the US owner of the disregarded entity and not the entity: • In the case of a grantor trust with a US grantor or other US owner, generally, the U S grantor or other U S owner of the grantor trust and not the trust: and • In the case of aU S trust (other than a grantor trust), the US trust (other than a grantor trust) and not the beneficiaries of the trust Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as aU S. person. do not use Form W-9 Instead,use the appropriate Form W-8 or Form 8233 (see Pub. 515,Withholding of Tax on Nonresident Aliens and Foreign Entities) Nonresident alien who becomes a resident alien. Generally,only a nonresident alien individualmay use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a US resident alien for tax purposes If you are a U S resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from US tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items 1 The treaty country Generally, this must be the same treaty under whichyou claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty aJiows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under US. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years However. paragraph 2 of the first Protocol to the U.S.-China treaty (dated April30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States.A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax onhis or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments This is called "backup withholding " Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents,royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transac tions are not subject to backup withholding You will not be subject to backup withholding on payments you receive if you give the requester your correctTIN, make the proper certifications,and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1 You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only) Certain payees and payments are exempt from backup withholding See Exempt payee code, later,and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign AccountTax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons Certain payees are exempt from FATCA reporting See Exemption from FATCA repcrting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation,or if you no longer are tax exempt. In addition, youmust furnish a new Form W-9 if the name or TIN changes for the account: for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty

FormW-9 (Rev.i0-20i8) Page3 Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment Misuse of TINs. If the requester discloses or uses TINs in violation of federal law. the requester may be subject to civil and criminalpenalties Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return If this Form W-9 is for a joint account (other than an account maintained by a foreign financialinstitution (FFI)). list first.and then circle, the name of the person or entity whose number you enteredin Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account. each holder of the account that is aU S person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name. the last name as shown on your social security card. and your new last name. Note:ITIN applicant: Enter your individualname as it was entered on your Form W-7 application.line 1a.This should also be the same as the name you entered on the Form 1040/1040N1040EZ you filed with your application b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040N1040EZ on line 1 You may enter your business. trade. or "doing business as" (DBA) name online 2. c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business. trade, or DBA name on line 2 d. Other entities. Enter your name as shown on required U S federal tax documents online 1 This name should match the name shown on the charter or other legaldocument creating the entity You may enter any business. trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes.an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity" See Regulations section 301 7701-2(c)(2)(iii) Enter the owner's name on line 1 The name of the entity entered on line 1 should never be a disregarded entity The name on line 1 should be the name shown on the income tax return on which the income shouldbe reported For example. if a foreign LLC that is treated as a disregarded entity for U S federal tax purposes has a single owner that is aU S person. the US owner's name is required to be provided on line 1 If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes Enter the disregarded entity's name on line 2. "Bus1ness name/disregarded entity name." If the owner of the disregarded entity is a foreign person. the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has aU S TIN Line 2 If you have a business name. trade name. DBA narne. or disregarded entity name.you may enter it on line 2. Line 3 Check the appropriate box on line 3 for the U S federal tax classification of the person whose name is entered on line 1 Check only one box on line 3 Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below. corporations are exempt from backup withholding for certain payments.including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions • Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys,and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding Enter the appropriate code in the space in line 4 1-An organization exempt from tax under section 501(a). any IRA. or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(n(2) 2-The United States or any of its agencies or instrumentalities 3-A state. the District of Columbia, aU S commonwealth or possession. or any of their politicalsubdivisions or instrumentalities 4-A foreign government or any of its political subdivisions. agencies. or instrumentalities 5-A corporation 6-A dealer in securities or commodities required to register in the United States. the District of Columbia. or a U.S commonwealth or possession 7-A futures commissionm erchant regsi tered with the Commodity Futures Trading Commission 8-A real estate investment trust 9-An entity registered at all times during the tax year under the lnvestm ent Company Act of 1940 10-A common trust fund operated by a bank under sec tion 584(a) 11-A financial institution 12 -A middleman known in the investment community as a nominee or custodian 13-A trust exempt from tax under section 664 or described in section 4947 IF the entity/person on line 1 is a(n) ... THEN check the box for .. . • Corporation Corporation • Individual • Sole proprietorship,or • Single-member limited liability company (LLC) owned by an individual and disregarded for US federal tax purposes Individual/sole proprietor or single-member LLC • LLC treated as a partnership for U S federal tax purposes. • LLC that has filed Form 8832 or 2553 to be taxed as a corporation. or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U S federal tax purposes Limited liability company and enter the appropriate tax classifci ation (P= Partnership; C= C corporation; or S= S corporation) • Partnership Partnership • Trustiestate Trust/estate

Form W-9 (Rev. 10-2018) Page 4

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester,* later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code,* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 10-2018) Page 5

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships,* earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018) Page 6

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at *spam@uce.gov* or report them at *www.ftc.gov/complaint*. You can contact the FTC at *www.ftc.gov/idtheft* or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see *www.IdentityTheft.gov* and Pub. 5027.

Visit *www.irs.gov/IdentityTheft* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

Important additional information In connection with AstraZeneca's proposed acquisition of Alexion (the Acquisition), AstraZeneca filed a registration statement on Form F-4 with the SEC on 12 April 2021 (the Registration Statement), which has been declared effective by the United States Securities and Exchange Commission, and which includes a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the proxy statement/prospectus), Alexion filed a proxy statement with the SEC (the proxy statement) on 12 April 2021 and each party will file other documents regarding the Acquisition with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain the Registration Statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below. The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com. Forward-looking statements This announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of the parties to consummate the Acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the Acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after Completion and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group’s control, include, among other things: the risks set out in Part II (Risk Factors) of the AstraZeneca shareholder circular published on 12 April 2021; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK’s exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following Completion; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Acquisition; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca’s or Alexion’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on AstraZeneca’s ability to continue to mitigate these risks, and on AstraZeneca’s operations, financial results or financial condition; the risk that a condition to the closing of the Acquisition may not be satisfied, or that a regulatory approval that may be required for the Acquisition is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Acquisition, or that AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on Acquisition-related issues or that disruption from the Acquisition makes it more difficult to maintain business, contractual and operational relationships. Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the FCA), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.